EXHIBIT 99.13

CONSENT OF BRUCE DAVIS, FAUSIMM
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467).

/s/ Bruce Davis
By: Bruce Davis, FAusIMM.

Dated: March 18, 2025